July 18 , 2008

VIA EDGAR TRANSMISSION

Christina DiAngelo
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, DC, 20549-4720

Dear Ms. DiAngelo,

Pursuant to our telephone conversation during which you provided comments based on the staff’s review of various recent filings made by the Giant 5 Funds (the “Funds”), this letter is the Funds’ response to address the staff’s comments and findings.

COMMENT #1 - Missing Item 4(e) through (h) of N-CSR - Please file an amended Form N-CSR for 3/31/08 to include Items 4(e) through 4(h).

RESPONSE - Upon conversion of the filing to Edgar format the referenced items were inadvertently deleted and their deletion was not discovered during the final review of the filing. Form N-CSR will be re-filed to include Items 4(e) through 4(h).

COMMENT #2 - Graphical Representation of Holdings - Item 22(d)(2) of Form N-CSR requires the Funds to provide a graphical representation of holdings.

RESPONSE - The Funds acknowledge such graphical representation of holdings (the “Graphs”) was omitted in the most recent N-CSR filing. The Funds will include such Graphs for all relevant filings going forward.

COMMENT #3 - Discussion of factors that materially affected the Funds performance - Item 22(b)(7)(i) requires the discussion of factors that materially affected the Funds’ performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Funds’ investment adviser. The Funds investment adviser did not adequately discuss those factors that added or subtracted from performance.

RESPONSE - The fourth paragraph in the report of the Adviser contained in the Annual Report was intended to explain why each Fund outperformed its benchmark. In the future, the Adviser will endeavor to make this point clearer in order to comply with the requirements of Item 22(b)(7)(i).

COMMENT #4 - Gross Expense Ratios in Letter to Shareholders - The gross expense ratios provided as a disclosure statement to the management letter filed in Form N-CSR do not tie to the most recently filed 485(b).

RESPONSE - The Funds acknowledge that the Gross Expense Ratios included in the management letter of the Form N-CSR filing were incorrectly stated and therefore do not tie to the expense ratios provided in the 485(b) filing filed July 7, 2007. The Funds will correct this error in the amended N-CSR filing referenced in the response to Comment #1.

COMMENT #5 - “Net Fund Operating Expenses” presented on “The Funds” page of the Giant 5 Funds website. Web page continues to display net expenses despite the expiration of the expense limitation agreement between the Funds and the adviser.

RESPONSE - The web page has been corrected and the Funds have instituted a procedure to ensure that the Website is reviewed on a quarterly basis to avoid future discrepancies of this nature.

COMMENT #6 - Reference of Redemption Fees in Expense Example - Please remove from future filings the reference to redemption fees as a cost to shareholders in the Expense Example.

RESPONSE - Future filings will not include a reference to redemption fees as a cost to shareholders.

COMMENT #7 - The Expense Ratio in the Expense Example does not match the Financial Highlights - Why do the expense ratio’s for each of the Funds in the Expense Example, 0.96% and 1.05% for the Giant 5 Total Investment System (“Investment Fund”) and Giant 5 Total Index System (“Index Fund”), respectively, not match the annualized expense ratio in the financial highlights of 1.37% and 1.42%, respectively?

RESPONSE -The discrepancy occurred for two reasons:

1.
The Funds’ expenses were being over accrued in the first half of the fiscal year by the Funds’ prior administration and accounting services provider. The over-accrual was identified by the new administration and accounting services provider at the end of the first half of the fiscal year. The Funds then adjusted these accruals by under-accruing expenses for the remainder of the fiscal year to arrive at the correct expense ratio that was disclosed in the financial highlights.

2.
There were approximately $18,000 in expenses being accrued by the Funds from the Funds’ prior administration and accounting services provider that the Adviser was disputing. These expenses were not waived by the prior administration and accounting services provider until the second half of the fiscal year and the expenses were accrued for and subsequently reversed out.

COMMENT #8 - Form N-PX does not disclose how the Fund voted on their Proxies. - Why did the N-PX filed August 21, 2007 not disclose the actual vote “For or Against Management”?

RESPONSE -As a Fund of Funds, the Funds’ proxy policy requires the Funds to vote proxies in proportion to all other non-affiliated shareholders submitted for voting. Therefore, the Funds did not list actual votes which could give the appearance that the Funds voted to influence the proxy.

COMMENT #9 -Notification to shareholders of the reclassification of the distribution The Financial Highlights in the N-CSR filing disclose a Return of Capital in the Investment Fund. Per Rule 19a-1 of the 1940Act, was notification of the reclassification of the distribution in the Investment Fund sent to shareholders?

RESPONSE - The Funds did not provide notification to shareholders of the reclassification of the distribution as required by Rule 19a-1. The Fund will adopt a procedure to ensure compliance with Rule 19a-1 for all future distributions where such notice is appropriate.

Please contact the undersigned at (719) 884-7500 if you have any questions regarding the responses.

Giant 5 Funds acknowledges that:

• the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Michael G. Willis
President
Giant 5 Funds